Filed by Alternative Credit Income Fund pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Alternative Credit Income Fund

Commission File No.: 811-23016

File No. of Related Registration Statement: 333-294601

PROPOSED MERGER BETWEEN BC PARTNERS LENDING CORPORATION ("BCPL") & ALTERNATIVE CREDIT INCOME FUND ("ACIF")

MAY 2026

Important Information

Some of the statements in this presentation (this "Presentation") constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of BC Partners Lending Corporation ("BCPL") and Alternative Credit Income Fund ("ACIF"), and distribution projections; business prospects of BCPL and ACIF, and the prospects of their portfolio companies; and the impact of the investments that BCPL and ACIF expect to make. In addition, words such as "anticipate," "believe," "expect," "seek," "plan," "should," "estimate," "project" and "intend" indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the Merger (as defined on page 6) on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the percentage of ACIF shareholders voting in favor of the applicable Proposal (as defined below) submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management's attention from ongoing business operations; (viii) the combined company's plans, expectations, objectives and intentions, as a result of the merger; (ix) any potential termination of the Merger agreement; (x) the future operating results and net investment income projections of BCPL, ACIF or, following the closing of the merger, the combined company; (xi) the ability of BC Partners Advisors L.P. to implement its future plans with respect to the combined company; (xii) the ability of BC Partners Advisors L.P. and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of BCPL, ACIF or, following the closing of the Merger, the combined company, and the prospects of their portfolio companies; (xiv) the impact of the investments that BCPL, ACIF or, following the closing of the merger, the combined company expect to make; (xv) the ability of the portfolio companies of BCPL, ACIF or, following the closing of the Merger, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that BCPL, ACIF or, following the closing of the Merger, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of BCPL, ACIF or, following the closing of the Merger, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of BCPL, ACIF or, following the closing of the Merger, the combined company; (xix) the risk that shareholder litigation in connection with the Merger may result in significant costs of defense and liability; and (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities). BCPL and ACIF have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCPL and ACIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCPL and ACIF in the future may file with the SEC, including the Proxy Statement and Registration Statement (in each case, as defined below), annual reports on Form N-CSR and Form 10-K, semi-annual reports on Form N-CSRS, quarterly reports on Form NPORT and Form 10-Q, and current reports on Form 8-K.

Important Information (Continued)

Risk Disclosures:

An investor should consider the investment objectives, risks, charges, and expenses of ACIF carefully before investing. To obtain a copy of the prospectus containing this and other information, **please call (833) 404-4103** or download the file from www.AltCIF.com. Read the prospectus carefully before you invest. ACIF is distributed by ALPS Distributors, Inc. (ALPS Distributors, Inc. 1290 Broadway, Suite 1000, Denver, CO 80203). Sierra Crest Investment Management LLC (the ACIF's investment adviser) (the "Adviser"), its affiliates, ALPS Distributors, Inc., and U.S. Bank, N.A. are not affiliated. The Adviser is registered as an investment adviser in the United States of America with the SEC.

Investing involves risk. Investment return and principal value of an investment will fluctuate, and an investor's shares, when redeemed, may be worth more or less than their original cost. Alternative investment funds, ETFs, interval funds, and closed-end funds are subject to management and other expenses, which will be indirectly paid by ACIF. Debt instruments are subject to credit risk and interest rate risk and may be subordinated to more senior debt instruments. Business Development Companies ("BDCs") often use leverage to enhance returns and are subject to interest rate risk, credit risk, and liquidity risk. Collateralized Loan Obligations ("CLOs") are debt instruments but also carry additional risks related to the complexity and leverage inherent in the CLOs structure. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund's gains or losses.

There currently is no secondary market for ACIF's shares and ACIF expects that no secondary market will develop. Shares of the ACIF will not be listed on any securities exchange, which makes them inherently illiquid. An investment in ACIF's shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity, other than the liquidity provided through the Fund's repurchase policy. Limited liquidity is provided to shareholders only through ACIF's quarterly repurchase offers, regardless of how the ACIF performs. ACIF's distributions policy may, under certain circumstances, have certain adverse consequences to the ACIF and its shareholders because it may result in a return of capital, resulting in less of a shareholder's assets being invested in ACIF, and, over time, increase the ACIF's expense ratio. Any invested capital that is returned to the shareholder will be reduced by ACIF's fees and expenses, as well as the applicable sales load. Investments in lesser-known, small and medium capitalization companies may be more vulnerable than larger, more established organizations. The sales of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce ACIF's net asset value.

The Adviser and ACIF have entered into an expense limitation agreement (the "Expense Limitation Agreement") under which the Adviser has agreed, until at least January 31, 2027, to waive its management fees (excluding any incentive fee) and to pay or absorb the ordinary annual operating expenses of ACIF (excluding incentive fees, borrowing costs, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus ACIF's ordinary annual operating expenses exceed 2.59% per annum of Class A average daily net assets, 3.34% per annum of Class C average daily net assets, 2.59% per annum of Class W average daily net assets, 2.34% per annum of Class I average daily net assets, and 2.84% per annum of Class L average daily net assets. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by ACIF within the three (3) years from the date the Adviser (or ACIF's previous investment adviser) waived any payment or reimbursed any expense, if the ACIF is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees.

Important Information (Continued)

Additional Information and Where to Find It

– This Presentation relates to the proposed Merger and certain related matters (the "Proposals"). In connection with the Proposals, ACIF will file with the SEC and mail to its respective shareholders a proxy statement for ACIF (the "Proxy Statement") and a prospectus of BCPL (the "Registration Statement"). The Registration Statement will contain important information about BCPL, ACIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. **SHAREHOLDERS OF BCPL AND ACIF ARE URGED TO READ THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCPL, ACIF AND THE PROPOSALS**. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website, http://www.sec.gov.

Participants in the Solicitation

– ACIF, its trustees, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the trustees and executive officers of ACIF is set forth in its 2025 Annual Report, which was filed with the SEC on December 15, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the ACIF shareholders in connection with the Proposals will be contained in the Registration Statement, including the Proxy Statement included therein, and other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

– This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCPL, ACIF or in any fund or other investment vehicle managed by BC Partners Advisors L.P. or any of its affiliates.

Important Information (Continued)

Other Important Information

– All information and statements are stated as of December 31, 2025, unless, in each case, otherwise indicated. Under no circumstances should a recipient of this Presentation assume that such information has been compiled as of any time subsequent to such date. Certain information contained in this Presentation may have been obtained from published sources prepared by other parties. Such information is believed to be reliable but has not been independently verified or audited. None of the Adviser, BC Partners Advisors L.P., BCPL, ACIF, any of the other BC Partners entities, any of their associates or any of their respective directors, officers, employees, partners, members, agents, professional advisers, representatives or consultants (the "BC Partners Parties"): (i) makes any representation, warranty or guarantee, express or implied, as to the fairness, accuracy, completeness, reliability, reasonableness or currency of the information contained in this Presentation; or (ii) undertakes to provide any additional information or updates, or to correct any information or statements (including, but not limited to, forward-looking statements), in this Presentation which it becomes aware were incorrect or incomplete at the date of this Presentation, or which subsequently become incorrect or incomplete, due to any subsequent event or as a result of new information, future developments or otherwise. No representative of the BC Partners Parties has authority to represent otherwise. To the maximum extent permitted by law, none of the BC Partners Parties will be responsible or liable whatsoever with respect to any use or reliance by any person upon any of the information contained in this Presentation (other than with respect to fraud on the part of such BC Partners Party).

– Investors and security holders should not construe the contents of this Presentation as legal, tax, accounting, investment or other advice. Each investor should make its own inquiries and consult its advisors as to BCPL and ACIF and as to legal, tax, financial, and other relevant matters.

BC PARTNERS

Transaction Overview

BC Partners Lending Corporation ("BCPL"), a business development company, and Alternative Credit Income Fund ("ACIF"), a closed-end interval fund, have announced the proposed merger of ACIF into BCPL (the "Merger"), subject to shareholder approval and the satisfaction of other closing conditions.

Potential Benefits to Shareholders	▪ Shareholders may benefit from scale and improved operating leverage o **15% Shareholder Liquidity Event:** Contingent upon a successful close, ACIF will make available to shareholders a one-time special tender offer for up to 15% of ACIF's net asset value immediately prior to closing. o **Improved Earnings Power:** Higher-yielding portfolio resulting from scale and leverage; potentially increasing distribution payout capacity.[1] o **Lower Operating Expense Ratio:** Reduced operating expense burden per share attributed to a larger asset base supported by a relatively fixed cost structure. o **Stronger Credit Quality:** De-risked portfolio with a higher concentration of senior secured debt, enhancing downside protection. o **Enhanced Liquidity Profile:** Introduction of quarterly tenders (for BCPL) 12 months after the completion of the Merger and a greater "denominator effect". o **Expanded Growth Potential:** Greater fundraising potential as a larger vehicle unlocks more distribution channels.
Additional Information	▪ Investment mandate and strategy remain unchanged for both vehicles. ▪ Continued focus on building a diversified portfolio of high-quality directly originated senior secured debt investments. ▪ Post-closing, BCPL expects to continue operating with a long-term leverage target of 1.00x. ▪ The proposed Merger is expected to close in the second half of 2026, subject to approval by ACIF shareholders and other customary closing conditions.
Contemplated Merger Structure	▪ The proposed transaction will be conducted on a "NAV for NAV" basis. ▪ ACIF shareholders would be entitled to a number of shares of BCPL common stock (and cash for fractional shares) based on the net asset values as of the determination date.
Management & Governance	▪ BC Partners Advisors L.P. , investment adviser to BCPL, will serve as the investment adviser of the combined company. ▪ BCPL's officers and Board of Directors are expected to remain unchanged.

1. "Higher-yielding" refers to the yield characteristics of the underlying portfolio investments and does not represent an expectation regarding future dividends, distributions, or total return.

BCPL Portfolio Overview

We Believe this is a Growing Portfolio of Assets Increasing Diversification and Profitability



33.2%
CAGR[3]
Invested Assets[1]
250
200
150
100
50
0
34
80
85
100
134
129
139
183
198
191
2019
2020
2021
2022
2023
2024
Q1'25
Q2'25
Q3'25
Q4'25
Total Investments at FMV



Portfolio Yield[2]
15.0%
10.0%
5.0%
0.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2.42%
7.72%
8.86%
10.14%
13.56%
13.38%
12.41%
11.63%
11.27%
11.62%
2019
2020
2021
2022
2023
2024
Q1'25
Q2'25
Q3'25
Q4'25
Investment Income over FMV Portfolio
SOFR

Note: Past performance not indicative of future results. Growth in invested assets does not necessarily equate to greater investor returns.

1. Invested assets reflects total investments at fair value as of December 31, 2025, for illustrative purposes. All figures shown represent US dollars in millions.
2. Reflects investment income for the period divided by the average total investments at fair value, which reflects investments at the beginning and end of period. For 2019, BCPL's initial investment occurred on October 18, 2019, and therefore the denominator reflects 2019 end of period total assets at cost and annualizes the yield based on the period of time between October 18, 2019 and December 31, 2019.
3. Compounded Annual Growth Rate

Estimated Cost Savings

Estimated Cost Savings (millions)[1]

- Cost savings expected after the closing of the proposed transaction
- Liability costs may, over time, decrease further from the greater fundraising potential of a larger fund



$4.3M
$3.3M
$1.9M
$1.3M
$1.1M
$1.1M
$1.0M
$1.2M
Estimated annual savings of $1.0 million, or a 23.3% expense reduction
ACIF + BCPL Today
Combined Post Merger
Admin Fee
Professional Fees
Other G&A

1. ACIF + BCPL today represents estimated annual expenses for each fund on a standalone basis. These figures reflect projections previously provided to financial advisors of ACIF and BCPL and are included for informational purposes only. Illustrative purposes only. Not a guarantee or projection of future performance. Actual results may differ.

Illustrative Pro Forma Net Investment Income & Net Investment Income Yield

Net Investment Income (millions) & Net Investment Income Yield[1]

- The following presents the potential Net Investment Income ("NII") & Net Investment Income Yield ("NIIY") over the first three full calendar years after the closing of the proposed transaction – illustrating the potential incremental earnings impact.



Potential Net Investment Income & Net Investment Income Yield
$35.0M
$30.0M
$25.0M
$20.0M
$15.0M
$10.0M
$5.0M
$-
12.50%
12.00%
11.50%
11.00%
10.50%
10.00%
9.50%
9.00%
8.50%
8.00%
$11.9M
$12.8M
$29.6M
+$4.9M
$9.9M
$14.8M
$31.8M
+$7.1M
$8.3M
$17.1M
$32.4M
+$7.0M
2027
2028
2029
ACIF NII
BCPL NII
Combined NII
ACIF NIIY
BCPL NIIY
Combined NIIY

Potential earnings accretion of $4.9M (+19.8%), $7.1M (+28.7%), and $7.0M (+27.6%) for calendar 2027, 2028, and 2029, respectively.

Note: Past performance not indicative of future results. Growth in invested assets does not necessarily equate to greater investor returns. Illustrative purposes only. Not a guarantee or projection of future performance.

1. Potential NII is consistent with the figures included in the Form N-14 filed by BCPL and available on EDGAR. Net Investment Income Yield is calculated based on potential NII divided by potential average shares outstanding, divided by potential year-end net asset value per share. These figures are based on information provided to the financial advisors of ACIF and BCPL, referenced in the N-14 and are included for informational purposes only. Actual results may differ. Please visit SEC – AltCIF – N-14 for N-14 information.

Pro Forma Portfolio Composition [1]

ACIF Standalone


6.7%
0.2%
13.9%
16.0%
57.2%
4.0%
2.0%
Equity/Other
PIF
Other Debt
Corporate Bonds
Senior Secured Loans
Unsecured Notes
Joint Venture

BCPL Standalone


0.1%
3.1%
96.8%
Equity/Other
Senior Secured Loans
Unsecured Notes

Pro Forma Company


3.4%
0.1%
8.7%
8.1%
2.0%
1.0%
76.7%
Equity/Other
PIF
Other Debt
Corporate Bonds
Senior Secured Loans
Unsecured Notes
Joint Venture

1. All values for BCPL and ACIF are based on December 31, 2025 fair market values. **Holdings are subject to change. Some of the percentages indicated in the above graph are estimates and may vary.**

BC PARTNERS

Tentative Transaction Timeline

April 2026

- April 14th, 2026: only ACIF shareholders as of this record date are entitled to vote
- April 22nd, 2026: Proxy materials mailed to ACIF shareholders

July 2026

- July 6th, 2026: Deadline to receive mail-in proxies, and submit proxy votes via phone or internet
- July 7th, 2026: Special Meeting of ACIF shareholders to be held at 1:30 pm ET (join virtually at www.virtualshareholdermeeting.com/RCIXX2026SM)

Q3 2026

- ACIF conducts one-time discretionary repurchase offer for up to 15% of outstanding shares at NAV (30-day tender window)
- Merger closes ("Effective Time"); ACIF shares convert to BCPL common stock at the Exchange Ratio

February 2027

- Outside Date: If the Merger has not closed by this date, either party can terminate the Merger Agreement.

Q3 2027

- BCPL expects to begin conducting quarterly repurchase offers of up to 2.5% of outstanding shares 12 months after closing

To learn more, please use the contact information below:

WITHOUT A PROXY CARD:
Call (866) 530-1438
Monday to Friday, 9:00 a.m.
to 10:00 p.m. ET to speak
with a proxy specialist.

WITH A PROXY CARD:
Call 1-800-690-6903 with a
touch-tone phone to vote
using an automated system.

Email: bcp.credit.ir.support@bcpartners.com or visit www.AltCIF.com

Appendix

About BC Partners Lending Corporation

BC Partners Lending Corporation (BCPL)

- Focus on direct origination of middle market senior secured debt investments
- Experienced, strategic management team centered on execution and delivering NII growth, with an emphasis on investing in North America
- A key objective is generating shareholder value

Affiliation with BC Partners and BCP Credit

- Externally managed by BC Partners Advisors L.P., an affiliate of BC Partners and its Credit Platform ("BCP Credit")
- Part of BC Partners' € 40bn[1] platform in private equity and private credit
- Exemptive relief allows for co-investments across the BCP Credit platform with strong alignment of interest

Investment Portfolio (at 12/31/25)

- $203.6 million of total assets and $103.3 million of net asset value
- As of December 31, 2025, approximately 95.2% of our Debt Securities Portfolio at par value were either floating rate with a spread to an interest rate index such as SOFR or the PRIME rate, with substantially all of these being linked to SOFR
- Over 60 debt + equity portfolio companies
- Debt investments on non-accrual status were 2.8% of the investment portfolio at fair value

1. All data referenced above is as of 12/31/2025. Additional information regarding BCPL's portfolio, performance and terms utilized can be found in BCPL's most recent 10-k. Please visit BCPL – 10K for additional information. AUM data reflects commitments to commingled funds, IMAs, and commercially approved commitments. Figures are subject to completion of certain agreements.

BC PARTNERS

BCPL Investment Objectives and Strategy

Investment Objectives

- Focus on direct origination of middle market senior secured debt investments, targeting portfolio companies with EBITDA between $10-50 million
- We seek to deliver strong and sustainable risk-adjusted returns to stockholders

Investment Strategy and Philosophy

- Utilize entire BC Partners platform to directly originate loans and investments which allows for greater sourcing capabilities, ability to invest across the liquidity spectrum and participation in larger deals
- We seek to generate alpha through market dislocations, structural documentation, relationship advantages and regional expertise; we seek to target opportunities where other capital is retrenching due to limited duration and regulatory restrictions
- Focus on capital preservation; maximize margin of safety through financial and structural protection
- Leverage sector expertise and knowledge base across consumer & retail, business & financial services, healthcare, industrials, and TMT
- Apply the same private equity style investment process employed for 40 years at BC Partners with a long-term focused investment philosophy

Open Access to Resources of an Established Private Equity Firm

BC Partners – A Synergistic Platform

Broad and Deep Sourcing Capabilities

- Access to networks in Europe built over 40 years and in North America over nearly 15 years.
- 62 Private Equity deal professionals evaluate close to 200 deals annually.
- Greatly augments information on primary deal flow and secondary debt purchases.

Sector Expertise

- PE deal team focuses on 4 core sectors – TMT, Healthcare, Business Services & Industrial, Consumer/Retail.
- Advantaged insights and technical know-how via consultation with PE team and proprietary market research enhances BCP Credit's diligence.

Portfolio Operations Team

- Eight operating partners with expertise across industries and functions.
- Middle market borrowers attracted to value-add not typically available to companies their size.
- Downside protection in recovery situations.[1]

BC Partners' Broader Institutional Platform

- Infrastructure of a c.€40 bn asset manager.
- Central Functions (Legal, HR, IT, Group Finance, Admin).
- Investor Relations.
- Capital Markets.

Note: As of December 31, 2025
1. References to downside protection is not a guarantee against loss.

Macro-Economic Backdrop

While the increasing popularity of direct lending has gathered many headlines as of late, we believe the BCP Credit platform is differentiated on four key aspects

1	Stand-alone credit platforms may not typically offer the same resources to borrowers as fully integrated firms	Ability to serve as a strategic lender by sharing best practices from BC Partners' private equity operations team and existing portfolio companies; we believe that 30 years of private market investing provides an edge in sourcing and diligence
2	Many direct lending platforms have moved upmarket as the asset class has matured	Focus on portfolio company EBITDA between $10-50 million[1]
3	A majority of direct lending platforms focus on sponsor-backed lending opportunities	We believe BC Partners Lending platform has the capabilities to source and diligence opportunities regardless of company ownership
4	Direct lending platforms may pass on compelling opportunities that may be too small to "move the needle"	Disciplined approach to fund size allows us to pursue what we believe are attractive risk-adjusted return opportunities

1. Views expressed are those of BCP Credit.

BCPL Corporate Information

Board of Directors

- Ted Goldthorpe — Chairman of the Board
- Robert Warshauer — Independent Director
- Alex Duka — Independent Director
- George Grunebaum — Independent Director
- Joseph Morea — Independent Director

Senior Management

- Ted Goldthorpe — Chief Executive Officer and President
- James Piekarski — Chief Financial Officer
- Patrick Schafer — Investment Professional
- David Held — Chief Compliance Officer

__Corporate Headquarters__

650 Madison Avenue - 3rd Floor
New York, NY 10022 USA

External Fund Administrator

U.S. BANCORP

Fund Counsel

Simpson Thacher & Bartlett LLP

Transfer Agent

U.S. BANCORP

Independent Audit Firm

Deloitte & Touche LLP